Exhibit 99.1

NEWS RELEASE

For Immediate Release

January 3, 2018

Maxar Technologies appoints Mike Greenley as Group President of MDA, one of Canada’s most innovative technology companies

San Francisco, CA and Vancouver, BC – Maxar Technologies Ltd. (“Maxar” or the “Company”, formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE and TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, today announced the appointment of Mike Greenley to serve as Group President of MDA, a Maxar Technologies company with internationally recognized leadership in space robotics, satellite antennas and subsystems, surveillance and intelligence solutions, and defense and maritime systems.

Reporting to the CEO of Maxar, Mr. Greenley assumes responsibility for taking MDA to the next level of growth and profitability. His responsibilities will include all of the MDA lines of business and its 1,900 employees. Primary locations include Surveillance and Intelligence in Richmond, British Columbia, Ottawa, Ontario, Halifax, Nova Scotia; Robotics and Automation in Brampton, Ontario; and Satellite Subsystems, in Montreal, Quebec. The appointment is effective from January 15, 2018. Mr. Greenley will be based in the Brampton, Ontario office.

“I am extremely pleased to announce this appointment, given Mike’s outstanding track record and over 20 years of experience leading profitable growth for aerospace and defense companies in Canada and internationally”, said Howard L. Lance, president and chief executive officer of MDA. “MDA is one of Canada’s most innovative technology companies with an earned reputation as a trusted partner, due to its decades of industry leadership. As a Canadian, Mike’s leadership will continue to reinforce MDA’s ongoing commitment as a partner to the Government of Canada, our commercial customers, and our employees in Canada.”

Most recently, Mr. Greenley was Sector President of L-3 WESCAM, based in Burlington, Ontario since 2016. L-3 WESCAM is a leader in Canada and worldwide in electro-optical/infrared (EO/IR) imaging and targeting sensor systems across defence, homeland security and law enforcement markets. Previously from 2013 to 2016, Mr. Greenley served as vice president and general manager of CAE Canada, supporting defence and security markets. Prior to CAE, he served from 2008 to 2013 with General Dynamics (GD), first as vice president of strategy and business development for GD

Canada, then as vice president international for GD Mission Systems. From 2004 to 2008, he served as vice president of the modeling and simulation business at CAE.

“I’m honored to be selected to lead MDA, a pioneer of the Canadian space technology industry whose prestige and impact to global customer missions reaches far beyond its borders”, said Mike Greenley. “I’m confident that our deep domain experience, combined with capabilities from Maxar’s portfolio, will enable us to unleash a new level of innovation and technology investment in Canada and an expansion of our exports from Canada to world markets.”

Mr. Greenley holds a Master of Science degree and a Bachelor of Science (Hons) degree from the University of Waterloo. He is a former Chairman of the Board of the Canadian Association of Defence and Security Industries (CADSI). He is a past chair of the Industry Advisory Board, Department of Foreign Affairs and International Trade (DFAIT) in Canada. In 2016, Mr. Greenley was named Defence Executive of the Year by Canadian Defence Review. He is also a 2012 recipient of the Queen Elizabeth II Diamond Jubilee Medal for service to peers and country.

About Maxar

Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is a leading global provider of advanced space technology solutions for commercial and government markets including satellites, Earth imagery, geospatial data and analytics. As a trusted partner, Maxar Technologies provides unmatched end-to-end advanced systems capabilities and integrated solutions expertise to help our customers anticipate and address their most complex mission critical challenges with confidence. With more than 6,500 employees in over 20 locations, the Maxar Technologies portfolio of commercial space brands includes: SSL, MDA, DigitalGlobe, and Radiant Solutions. Every day millions of people rely on Maxar Technologies to communicate, share information and data, and deliver insights that empower a better world. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information visit www.maxar.com.

About MDA

MDA is an internationally recognized leader in space robotics, satellite antennas and subsystems, surveillance and intelligence systems, defense and maritime systems, and geospatial radar imagery. MDA’s extensive space expertise and heritage translates into mission-critical defence and commercial applications that include multi-platform command, control and surveillance systems, aeronautical information systems, land administration systems and terrestrial robotics. MDA is also a leading supplier of actionable mission-critical information and insights derived from multiple data sources, both owned and operated within the Maxar group and by customer and third party sources. Founded in 1969, MDA is recognized as one of Canada’s most successful technology ventures with locations in Richmond, Ottawa, Brampton, Montreal and Halifax. MDA is a Maxar Technologies company (TSX: MAXR NYSE: MAXR). For more information visit www.mdacorporation.com.

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of Maxar Technologies Ltd. (the “Company”) with respect to future events and financial performance. Any such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ from current expectations include, but are not necessarily limited to: changes in government or intergovernmental priorities, mandates, funding levels, contracts and regulations; satellite failure; failure of third parties and subcontractors; and failure to anticipate changes in technology, technical standards and offerings or compliance with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

Contact

Marissa Poratto | Maxar Investor Relations | 1‑604‑331‑2044 | marissa.poratto@maxar.com

Nancy Coleman | Maxar Corporate Communications | 1‑303‑684‑1674| nancy.coleman@maxar.com